UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K, including Exhibit 99.1, is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-278392).

Other Events

Genenta’s Ordinary and Extraordinary Shareholders’ Meeting

On May 30, 2026, Genenta Science S.p.A. (the “Company”) issued a notice (the “Notice”) regarding its Ordinary and Extraordinary Shareholders’ Meeting (the “Meeting”) to be held, pursuant to Article 9.5 of the Company’s bylaws, exclusively by teleconference, on June 29, 2026 at 5:00 p.m. (Central European Summer Time), on first call, and, if necessary, on June 30, 2026 at 5:30 p.m. (Central European Summer Time), on second call.

During the ordinary session of the Meeting, the Company’s shareholders will be asked to approve, among other matters, (1) the Company’s financial statements for the fiscal year ended December 31, 2025, (2) appointment of the Board of Directors of the Company (the “Board”) (including determination of related compensation), and (3) the authorization to purchase and dispose of treasury shares. In connection with item (2), two alternative slates of candidates for the Board have been submitted by shareholders pursuant to the slate voting mechanism provided for under the Company’s bylaws.

During the extraordinary session of the Meeting, the Company’s shareholders will be asked to approve, among other matters, (1) a proposed amendment to the Company’s bylaws to change the Company’s corporate name from Genenta Science S.p.A. to Saentra Forge S.p.A., (2) a proposed delegation to the Board to increase the share capital and/or to issue convertible bonds, and (3) a proposed reverse stock split of the Company’s ordinary shares within a range to be approved by the shareholders. Following shareholder approval of the reverse stock split, the Board will have discretion to determine the exact ratio and whether to effectuate the reverse stock split, based on the Board’s ascertainment of the Company’s failure to achieve stable compliance with Nasdaq listing requirements.

A copy of the Notice is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference. Additionally, the Notice and other related materials and information related to the upcoming Meeting can be found on the Company’s website at www.genenta.com under the News & Events tab, under Ordinary and Extraordinary Shareholders’ Meeting, June 2026 (English or Italian Version).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: June 17, 2026

Exhibits.

Exhibit No.	Description
99.1	Notice of Call of Ordinary and Extraordinary Shareholders’ Meeting dated May 30, 2026.